Keane Financial, LLC
(a wholly-owned subsidiary of Keane UPRR, LLC)

Financial Statements
(Confidential Pursuant to Rule 17a-5(e)(3))
December 31, 2016

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Keane Financial, LLC
(a wholly-owned subsidiary of Keane UPRR, LLC)

Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66745

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Keane Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Seventh Avenue, Suite 905
(No. and Street)

New York	New York	10123
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Steinrock, 646-770-9207

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WIPFLi L.L.P.

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Melissa Steinrock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keane Financial, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

(Angolastro)

Jennifer Marie DiFato
Notary Public, State of New York
Registration #01DI6294553
Qualified In Queens County
Commission Expires December 23, 2017
#02AN6294553

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITORS' REPORT

To the Managing Member
Keane Financial, LLC
New York, New York

We have audited the accompanying statement of financial condition of Keane Financial, LLC as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of Keane Financial, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Keane Financial, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Wipfli LLP

Media, Pennsylvania
February 27, 2017

2 W. Baltimore Avenue, Suite 210 • Media, PA 19063
3 Logan Square • 1717 Arch Street, Suite 750 • Philadelphia, PA 19103
610-565-3930 • Fax: 610-566-1040 • www.wipfli.com

Keane Financial, LLC
(a wholly-owned subsidiary of Keane UPRR, LLC)

Statement of Financial Condition

December 31, 2016

Assets	
Cash segregated under Federal and other regulations	$11,841,510
Cash and cash equivalents	718,979
Due from Parent	326,804
Other assets	3,997
	$12,891,290

Liabilities and Member's Equity	
Liabilities:	
Outstanding checks due to customers	$11,604,910
Accrued expenses and other liabilities	279,139
Due to Parent	243,430
Total Liabilities	12,127,479
Commitments (Notes 3 and 6)	
Member's Equity	763,811
	$12,891,290

See accompanying notes to financial statements.

Keane Financial, LLC
(a wholly-owned subsidiary of Keane UPRR, LLC)

Notes to Financial Statements

1. Business

Keane Financial, LLC ("Company"), is engaged in assisting the Company's indirect parent Venio LLC ("Venio"), to locate inactive, deceased, untendered or lost security holders and encouraging the security holders (or their estate fiduciaries, legatees, heirs at law or other entitled parties) to update their account, exchange or tender their shares. Venio performs its services at the request of transfer agents or issuers. The Company is registered as a broker/dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly-owned subsidiary of Keane UPRR, LLC (the "Parent"), which is a wholly owned subsidiary of Venio.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of 90 days or less when purchased as cash equivalents.

Concentrations of Credit Risk

Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. Management believes that it limits its credit exposure by placing its temporary cash investments in, what it believes to be, high credit quality institutions.

Revenue Recognition

The Company recognized revenue from its services as provided to Venio under the terms of its Brokerage Service Agreement. Under the Brokerage Service Agreement, the Company's revenue is in the form of a monthly administrative fee plus per item or value based processing fees (depending on which transfer agent the item is processed through).

Keane Financial, LLC
(a wholly-owned subsidiary of Keane UPRR, LLC)

Notes to Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could significantly differ from those estimates.

Income Taxes

No provision for Federal, state and local income taxes has been made in the accompanying financial statements, as the Company is a disregarded entity for income tax purposes. The ultimate responsibility for the provision of income taxes is with Keane Holdings Inc. and its wholly owned subsidiary Venio Holdings Corp. the 100% owner of Venio, which, as stated previously is the 100% owner of the Parent.

The Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount of benefit that is more likely than not being realized upon ultimate settlement. The Company is subject to potential examination by taxing authorities in various jurisdictions. The open tax years under potential examination vary by jurisdiction. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of income. As of December 31, 2016, there was no impact to the financial statements related to accounting for uncertain income tax positions.

Commissions

The Company does not earn commissions, but rather all revenue is earned from Venio under the Brokerage Service Agreement more fully described under the Revenue Recognition and Related Party Transactions sections. Commissions the Company pays, and related expenses, are recorded on a trade-date basis as securities transactions occur.

3. Regulatory Net Capital Requirements

The Company is subject to the Securities Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

As of December 31, 2016, the Company had regulatory net capital of $433,010 and a regulatory net capital requirement of $250,000. The regulatory net capital ratio was 1.21 to 1 at December 31, 2016.

4. Cash Segregated Under Federal and Other Regulations

Cash of $11,841,510 has been segregated in a special reserve account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

Notes to Financial Statements

5. Related Party Transactions

Under a written Support Service Agreement ("Agreement"), Venio provides certain administrative, operating and other services (including serving as the employer of all full-time and shared Company employees) for which the costs are allocated to the Company. Venio also pays expenses of or attributable to the Company under the Agreement and the Company reimburses Venio. As of December 31, 2016, $243,430 is due to Venio and is included in the statement of financial condition related to the Agreement.

Under a written Brokerage Service Agreement which took effect on June 1, 2015, the Company provides such services as are necessary for Venio to fulfill the obligations of its agreement with shareholders or legal claimants. These services may include, but not be limited to, performing quality control checks to ensure transfer instructions are complete and accurate; providing Medallion Signature Guarantees on shareholder or legal claimant transfer instructions; delivering instructions to transfer agents; facilitating the re-registration or transfer of shares with the appropriate transfer agent; engaging a third-party clearing broker and delivering instructions to electronically transfer shares into the Company's omnibus account with the clearing broker; providing trade instructions to a clearing broker; and taking receipt of sale proceeds, re-issued dividends and proceeds that represent only Venio's fee in the Company's cash account; segregating Venio's fees from customer funds and delivering the fees to Venio on a recurring basis; issuing checks to shareholders or legal claimants; addressing complaints arising out of the liquidation of shares and processing requests for refunds, buy-backs of shares; and issuing Form 1099 statements to shareholders and legal claimants for all sales of shares executed by the Company. As of December 31, 2016, $326,804 is included in Due from Parent in the statement of financial condition related to the Agreement.

6. Lease Commitment

The Company shares the office space as a joint tenant with an affiliate under a sublease agreement with its Parent expiring in 2019. The Company's share of the future minimum annual rental payments, excluding other rent-related expenses, approximates:

Year ending December 31,		
2017	$	184,700
2018		190,200
2019		80,200
	$	455,100

Notes to Financial Statements

7. Member's Equity

The Company has 1,000 authorized membership units all of which are owned by Keane UPRR, LLC.

8. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through February 27, 2017, the date the financial statements were available to be issued. Management has determined that there are no material events that would require disclosure in the Company's financial statements.

9. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely that it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.